SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
          _________________________________________________________

                                  FORM 11-K

                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                                  (Mark One)

 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED EFFECTIVE OCTOBER 7, 1996].

                 For the fiscal year ended December 31, 2002

                                      OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

          For the transition period from _____________ to

                       Commission File Number: 0-14112

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Jack Henry & Associates, Inc.
                                663 Highway 60
                                 P.O. Box 807
                            Monett, Missouri 65708

 EXPLANATORY NOTE

      This Form 11-K reflects the amendment and restructuring of the Jack Henry & Associates, Inc. 401(k) Employee Stock Ownership Plan and Trust, which has been split into two separate plans, the Jack Henry & Associates, Inc. Employee Stock Ownership Plan and the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan. All future plan shares will be issued only through the Jack Henry & Associates 401(k) Retirement Savings Plan, and the Registrant has filed a Post-Effective Amendment No. 1 to its original registration statement to record the change in name to the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan.


                             REQUIRED INFORMATION

      The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

      1. Statement of Net Assets Available for Plan Benefits at December 31, 2002, and 2001.

      2. Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2002.


 EXHIBIT

   23.  Independent Auditors' Consent

   99.  Written Statement of the Chief Financial Officer dated June 27, 2003.



                                  SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   JACK HENRY & ASSOCIATES, INC.
                                   401(K) RETIREMENT SAVINGS PLAN


                               By: /s/ Kevin D. Williams
                                  ------------------------------------------
                                  Kevin D. Williams, Chief Financial Officer

 Date: June 27, 2003

                     Jack Henry & Associates, Inc.
                     401(k) Retirement Savings Plan
                     (Formerly Jack Henry & Associates, Inc.
                     401(k) Employee Stock Ownership Plan)

                     Financial Statements as of
                     December 31, 2002 and 2001 and for the
                     Year Ended December 31, 2002,
                     Supplemental Schedule as of
                     December 31, 2002 and
                     Independent Auditors' Report

 JACK HENRY & ASSOCIATES, INC. 401(k) RETIREMENT SAVINGS PLAN
 (FORMERLY JACK HENRY & ASSOCIATES, INC. 401(k) EMPLOYEE
 STOCK OWNERSHIP PLAN)


 TABLE OF CONTENTS
 ----------------------------------------------------------------------------

                                                                    Page

 INDEPENDENT AUDITORS' REPORT                                         1

 FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits
     at December 31, 2002 and 2001                                    2

   Statements of Changes in Net Assets Available for Plan
     Benefits for the Year Ended December 31, 2002                    3

   Notes to Financial Statements                                     4-7

 SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of
     Assets (Held at Year End)                                        8


 Other supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

 INDEPENDENT AUDITORS' REPORT


 Board of Trustees
 Jack Henry & Associates, Inc.
 401(k) Retirement Savings Plan

 We have audited the accompanying statements of net assets available for benefits of Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (formerly Jack Henry & Associates, Inc. 401(k) Employee Stock Ownership
 Plan) (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

 As discussed in Note 1, the financial statements reflect the Plan's restructuring which was effective July 1, 2002.

 Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

 /s/ DELOITTE & TOUCHE LLP

 St. Louis, Missouri
 June 20, 2003

 JACK HENRY & ASSOCIATES, INC. 401(k) RETIREMENT SAVINGS PLAN
 (FORMERLY JACK HENRY & ASSOCIATES, INC. 401(k) EMPLOYEE
 STOCK OWNERSHIP PLAN)

 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
 DECEMBER 31, 2002 AND 2001
 ----------------------------------------------------------------------------

                                                        2002          2001

 ASSETS:
   Investments:
     Money market funds                            $    206,110  $    884,175
     Investments at fair value                       45,070,768    64,834,856
                                                    -----------   -----------
            Total investments                        45,276,878    65,719,031

   Employer contributions receivable                                1,835,907
                                                    -----------   -----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS            $ 45,276,878  $ 67,554,938
                                                    ===========   ===========

 See notes to financial statements.

 JACK HENRY & ASSOCIATES, INC. 401(k) RETIREMENT SAVINGS PLAN
 (FORMERLY JACK HENRY & ASSOCIATES INC. 401(k) EMPLOYEE
 STOCK OWNERSHIP PLAN)

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
 YEAR ENDED DECEMBER 31, 2002
 ----------------------------------------------------------------------------


 NET ASSETS AVAILABLE FOR PLAN BENEFITS - Beginning of year      $ 67,554,938
                                                                  -----------
 ADDITIONS:
   Employer contributions                                           2,043,448
   Participant contributions                                        3,747,161
   Rollover accounts for new Plan participants                        111,554
   Interest and dividends                                             173,486
   Loan interest                                                       22,201
                                                                  -----------
            Total additions                                         6,097,850
                                                                  -----------
 DEDUCTIONS:
   Net depreciation in fair value of investments                   12,099,080
   Administrative expenses                                              7,806
   Distributions to participants                                    1,472,478
                                                                  -----------
            Total deductions                                       13,579,364
                                                                  -----------

 NET DEDUCTIONS                                                    (7,481,514)
                                                                  -----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS-June 30, 2002              60,073,424
                                                                  -----------
 ADDITIONS:
   Employer contributions                                           1,905,379
   Participant contributions                                        3,447,514
   Rollover accounts for new Plan participants                      2,938,770
   Interest and dividends                                             306,622
   Loan interest                                                       23,457
                                                                  -----------
            Total additions                                         8,621,742
                                                                  -----------
 DEDUCTIONS:
   Net depreciation in fair value of investments                    6,349,115
   Distributions to participants                                      452,736
   Administrative expenses                                              6,575
   Transfer related to plan restructuring (Note 1)                 16,609,862
                                                                  -----------
            Total deductions                                       23,418,288
                                                                  -----------

 NET DEDUCTIONS                                                   (14,796,546)
                                                                  -----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS-End of year              $ 45,276,878
                                                                  ===========

 See notes to financial statements.

 JACK HENRY & ASSOCIATES, INC. 401(k) RETIREMENT SAVINGS PLAN
 (FORMERLY JACK HENRY & ASSOCIATES INC. 401(k) EMPLOYEE
 STOCK OWNERSHIP PLAN)


 NOTES TO FINANCIAL STATEMENTS
 YEARS ENDED DECEMBER 31, 2002 AND 2001
 ----------------------------------------------------------------------------

 1. DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The following description of Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (formerly Jack Henry & Associates, Inc. 401(k) Employee Stock Ownership Plan) (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

    During June 2002, the Company's Board of Directors approved an action to separate the Jack Henry & Associates, Inc. 401(k) Employee Stock Ownership Plan (the " Predecessor Plan") into the Jack Henry & Associates, Inc. Employee Stock Ownership Plan (the "ESOP Plan") and the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the "Plan"). The separation of the plans was effective July 1, 2002. The Plan's financial statements are presented on a "carryover basis" so that historical activity through June 30, 2002 of the Predecessor Plan is presented. Prior to the separation, the ESOP Plan and the Plan were under the same trustee, recordkeeper, and filed a combined Form 5500 to the IRS. The transfer out recorded in the statement of changes in net assets available for plan benefits reflects the value of the ESOP Plan's net assets at the time of the separation. The statement of changes in net assets available for plan benefits has been segregated to reflect activity prior to and subsequent to the restructuring primarily for purposes of reconciling to each new plan's Form 5500.

    General - The Plan is a defined contribution, 401(k) plan covering all full-time employees of Jack Henry & Associates, Inc. (the "Company" or "JKHY") who have at least six months (one year in 1998) of service and have attained the age of 18. The Company is the Plan Administrator and has appointed a trustee to hold and invest Plan assets. In April 2002, the Company's Board of Directors appointed Diversified Investment Advisors as the Plan administrator and Investor's Bank and Trust as the Plan trustee effective July 1, 2002. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    Contributions  -  Participants  may   contribute   up   to   the  maximum
    contribution allowable under section 401(k) of the Internal Revenue Code. The Company matches 100 percent of participant contributions up to a maximum match of the lessor of 5% of the participant's annual compensation or $5,000.

    In addition, the Company may make a special discretionary contribution. The amount of the discretionary contribution is determined by the Company. Participants must be actively employed on the last day of the Plan year to share in any discretionary contributions.

    Vesting-Participants are immediately vested in their voluntary contributions, the employer's matching contribution and the earnings on these contributions. Vesting in the employer's discretionary portions of their accounts is based on years of continuous service with an employee becoming fully vested after six years of continuous service.

    Benefits-Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his or her account at either the time of termination or at the end of the Plan year. An employee may also elect to receive the value of his or her account in installment payments or have the balance rolled over into an Individual Retirement Account.

    Participant Loans-Participants may borrow for qualifying reasons as defined in the Plan, from their fund accounts up to a maximum of $50,000 or 50% of their vested account balances. Loan terms range from one to fifteen years for a mutually agreed term between the participant and Plan administrator. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates (ranging from 4.25% to 12.15%, as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

    Benefits Payable-Benefits are recorded when paid. As of December 31, 2002 distributions payable to Plan participants was zero.

    Basis of Accounting-The financial statements of the Plan are prepared on the accrual basis.

    Investment Valuation-Investments are stated at fair value, which is determined using public market quotations if available. Non-publicly traded investments (Diversified Investment Advisors - Fixed Fund) have been reported based on values provided by the Plan trustee. Participant loans are reported at cost, which approximates fair value.

    Basis of Allocation-Investment income and gain or loss on investments are allocated to the participants based on the participant's account balance. Forfeitures are allocated to participants based on participant's account balance in relation to total account balances of all Plan participants. Discretionary contributions, if any, are allocated based on eligible compensation.

    Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

 2. INVESTMENTS

    The Plan's deposits are maintained in money market accounts until the deposits are allocated to the participant self-directed funds based on the participant's percentage allocation election. The participant can elect direction of investments upon entering the Plan and may change the direction of investment options on a daily basis. Unless directed otherwise by participants, employer matching and discretionary contributions will be allocated in the same manner as employee contributions.

    The components of the Plan's individual investments which represent five percent or more of the Plan's net assets available for benefits at December 31, 2002 and 2001 are as follows:

                                                         2002         2001

    Common stock - Jack Henry & Associates, Inc. $13,797,675 $39,650,301 Diversified Investment Advisors - Growth
      and Income Fund                                  7,064,383    7,659,462
    Diversified Investment Advisors - Fixed Fund       6,609,242    8,645,657
    Diversified Investment Advisors - Equity Growth    8,225,483    5,742,770

    During 2002 and 2001, the Plan's investments (including gains and  losses
    on   investments  bought,  sold,   as  well  as  held  during  the  year)
    appreciated (depreciated), as follows:

                                                         For the Years Ended
                                                            December 31,
                                                      -------------------------
                                                         2002           2001

 Common stock - Jack Henry & Associates, Inc.        $(14,079,006) $(17,227,599)
 Diversified Investment Advisors - Balanced Fund       (1,048,196)   (2,054,000)
 Diversified Investment Advisors - Equity Growth       (1,619,548)
 Janus Equity Fund                                       (425,169)   (2,966,883)
 Diversified Investment Advisors - Growth and
                                   Income Fund           (778,767)
 Diversified Investment Advisors - Value & Income        (244,404)       23,330
 Diversified Investment Advisors - Long Horizon          (141,432)        1,066
 Diversified Investment Advisors - Special Equity        (107,250)        5,730
 Diversified Investment Advisors - International
                                   Equity                 (59,351)          475
 Diversified Investment Advisors - Intermediate/Long
                                   Horizon                (64,393)         (889)
 Diversified Investment Advisors - Intermediate
                                   Horizon                (28,375)         (144)
 Diversified Investment Advisors - Short/Intermediate
                                   Horizon                (11,542)         (520)
 Diversified Investment Advisors - Short Horizon           (3,927)       (1,724)
 Diversified Investment Advisors - Midcap Value              (573)
 Diversified Investment Advisors - Intermediate Bond         (504)
 Diversified Investment Advisors - Stock Index                456
 Diversified Investment Advisors - Core Bond               15,473        (7,935)
 Diversified Investment Advisors - Fixed Fund             148,313       263,937
                                                      -----------   -----------
                                                     $(18,448,195) $(21,965,156)
                                                      ===========   ===========


 3. TRANSACTIONS WITH PARTIES-IN-INTEREST

    During 2002 and 2001, the Plan received approximately $276,404 and $229,499, respectively, in dividends from the Company. In addition, the Company pays certain fees on behalf of the Plan for accounting services.

 4. PLAN TERMINATION

    Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, employees become 100 percent vested in their accounts.

 5. TAX STATUS

    The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated September 10, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). In 2002, the Company filed the Plan's GUST Reinstated Plan document with the IRS. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    As discussed in Note 1, due to the plan restructuring, the statement of changes in net assets per the financial statements has been segregated so that the amounts presented for July 1, 2002 through December 31, 2002 agreed to Form 5500.

    The Plan's financial statements are presented on a "carryover basis" so that historical activity through June 30, 2002 of the Predecessor Plan is presented. However, the Form 5500 presents the Plan as a new plan; therefore, the following is presented to reconcile net assets available for benefits and transfers within the financial statements to the amounts in Form 5500:


    Net assets available for benefits as of January 1, 2002
      per financial statements                                 $   67,554,938
    Less:  Predecessor plan net assets available for benefits
      as of December 31, 2001                                      67,554,938
                                                                -------------
    Net assets available for benefits as of January 1, 2002
      per Form 5500                                            $            -
                                                                =============

    Transfer out related to plan restructuring per
      financial statements                                     $ (16,609,862)
    Deduct net assets available for plan benefits -
      June 30, 2002                                               60,073,424
                                                                ------------
    Transfer in related to plan restructuring per Form 5500    $  43,463,562
                                                                ============

                               *  *  *  *  *  *

 JACK HENRY & ASSOCIATES, INC. 401(k) RETIREMENT SAVINGS PLAN
 (FORMERLY JACK HENRY & ASSOCIATES, INC. 401(k) EMPLOYEE
 STOCK OWNERSHIP PLAN)

 FORM 5500, SCHEDULE H, PART IV, LINE 4i -
 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
 DECEMBER 31, 2002
 -----------------------------------------------------------------------------

 Description of Investment                                          Fair Value

  Money Market Funds                                               $   206,110

 *Common stock - Jack Henry & Associates, Inc. (1,695,338 shares)   13,797,675

 *Diversified Investment Advisors - Equity Growth
                                    (1,609,684 units)                8,225,483

 *Diversified Investment Advisors - Growth Income Fund
                                    (1,459,583 units)                7,064,383

 *Diversified Investment Advisors - Fixed Fund                       6,609,242

 *Diversified Investment Advisors - Value & Income
                                    (203,524 units)                  1,738,096

 *Diversified Investment Advisors - Long Horizon (223,607 units)     1,442,268

 *Diversified Investment Advisors - Core Bond (110,234 units)        1,158,561

 *Diversified Investment Advisors - Intermediate/Long Horizon
                                    (126,158 units)                    924,741

 *Diversified Investment Advisors - Short Horizon (66,574 units)       666,408

 *Diversified Investment Advisors - Intermediate Horizon
                                    (72,265 units)                     582,455

 *Diversified Investment Advisors - Special Equity (87,216 units)      577,367

 *Diversified Investment Advisors - Short/Intermediate
                                    (41,477 units)                     364,581

 *Diversified Investment Advisors - International Equity
                                    (68,723 units)                     393,783

 *Diversified Investment Advisors - Intermediate Bond
                                    (31,278 units)                     339,995

 *Diversified Investment Advisors - Mid Cap Value (25,889 units)       257,600

 *Diversified Investment Advisors - Stock Index (25,978 units)         152,753

 *Notes receivable from participants (interest rates ranging
   from 7% to 11.5%; maturity dates from 2002 to 2011)                 774,279

 AUSA General Insurance Account                                          1,098
                                                                    ----------
 TOTAL                                                             $45,276,878
                                                                    ==========

 * Represents a party-in-interest to the Plan.